7GC & CO. HOLDINGS INC.

388 Market Street, Suite 1300

San Francisco, CA 94111

628-400-9284

November 13, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Chen Chen Kathleen Collins Kyle Wiley Matthew Crispino

Re:	7GC & Co. Holdings Inc.
Registration Statement on Form S-4
File No. 333-274278

Acceleration Request
Requested Date: November 13, 2023
Requested Time: 5:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, 7GC & Co. Holdings Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-4, as amended, Registration Number 333-274278 (the “Registration Statement”), be accelerated so that the Company’s Registration Statement will become effective at 5:00 P.M., Eastern Time, on November 13, 2023, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Michael P. Heinz of Sidley Austin LLP at (212) 839-5444.

Very truly yours,

/s/ Jack Leeney

Jack Leeney Chief Executive Officer

cc:	Michael P. Heinz, Sidley Austin LLP

Jocelyne E. Kelly, Sidley Austin LLP